Exhibit 99.2

Press Contact:
Jonathan Stotts
Actimize
+1-212-994-3865
jonathan.stotts@actimize.com

Investors:
Daphna Golden
NICE Systems Ltd.
+1 877 245 7449
daphna.golden@nice.com

Actimize Receives “Strong Positive”, Highest Rating Available, in Leading Analyst Firm’s Enterprise
Fraud Management MarketScope

“Products are Ranked First and Foremost on their Ability to Support a Comprehensive Array of Fraud
Management Functions”

NEW YORK – October 8, 2009 – Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest financial crime, compliance and risk management solutions provider to the financial services industry today announced that it received a rating of “Strong Positive”, the highest rating available, in Gartner’s report entitled “MarketScope for Enterprise Fraud Management”(1), issued September 3, 2009.

Gartner defined the Strong Positive rating for enterprise fraud management (EFM) as, “The vendor shows a strong balance of forward-thinking technological development and competitive dominance in the market. High name recognition combines with business-relevant solutions to sell the technology more effectively than other market players. Strong Positive vendors are defining and refining the market by their actions, and are forcing other vendors to conform. In this market, a Strong Positive vendor is seen as enabling EFM at the customer or other user-defined entity level across products, channels and accounts, while also providing a wide range of point solutions that are channel and product specific. Strong Positive vendors provide a path to deal with existing and new threats, and fraud attacks against the enterprise, and take the lead in integrating point fraud detection solutions already in the enterprise. It is difficult to achieve this ranking because of the relative immaturity of this market and the fact that the vendor products haven’t yet had time to mature to support very complex and diffuse environments.”

“Actimize is committed to continue leading the fraud management and financial crime market with focused and comprehensive anti fraud solutions built on an enterprise platform that enables key capabilities such as real-time prevention, effective investigations and cross-channel profiling,” said Amir Orad EVP and CMO at Actimize. “We are proud to provide solutions to all of the top-10 global banks and the majority of the largest banks worldwide. In my opinion, Gartner’s ranking of Actimize as ‘strong positive’ and our recent acquisition of Fortent (previously known as Searchspace) reaffirms our #1 position in our industry.”

“Enterprise fraud management saves users money by enabling operational efficiencies and by stopping losses from cross-channel, cross-account and/or cross-product fraud schemes” said Avivah Litan, vice president and distinguished analyst at Gartner, in the MarketScope report. “With the economic downturn, the desire to save resources and cut costs has been strong. Users should select vendors with products that support their tactical fraud prevention objectives.”

The report says that “until now, most enterprises using fraud detection have been using point or siloed solutions” and that “this has resulted in fragmented fraud prevention systems and redundant fraud-related operations.” The report estimates that the EFM market will grow approximately 10%-15% in 2009 and 15%-20% in 2010, “mainly because large global financial institutions are investing heavily in EFM technology against a backdrop of increasingly frequent and sophisticated fraud attacks, and also due to a desire to consolidate fraud prevention and financial crime efforts across the enterprise.” It anticipates even faster growth in 2010 “as financial institutions in different [emerging market] countries begin investing in EFM.”

The full Gartner report is available, compliments of Actimize at www.actimize.com/gartner_EFM_marketscope

About the MarketScope
The MarketScope is copyrighted September 3, 2009 by Gartner, Inc. and is reused with permission. The MarketScope is an evaluation of a marketplace at and for a specific time period. It depicts Gartner’s analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the MarketScope, and does not advise technology users to select only those vendors with the highest rating. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Actimize
Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Actimize technology processes billions of transactions a day for many of the world’s top banks and brokerages. Actimize, a NICE Systems company, has offices in New York, Israel, London and Tokyo. For more information, go to www.actimize.com.

About NICE
NICE Systems (NASDAQ:NICE) is the leading provider of Insight from Interactions™ solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at www.nice.com.